UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________) *

HWGC Holdings Limited

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

92849Y305

(CUSIP Number)

Lim Chun Hoo

No. 59, Jalan Manja 5, Villa Manja Sunway SPK Damansara
Federal Territory Kuala Lumpur N8 52200
+60 126998084

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 92849Y305	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lim Chun Hoo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 51,922,257
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 51,922,257
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,922,257
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.13% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN (1) This percentage is calculated based on 198,742,643 shares of the Issuer outstanding on December 1, 2022

CUSIP No. 92849Y305	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share, of HWGC Holdings Limited., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Portman House, 2 Portman Street, London, W1H 6DU, UK. As of the date of filing of this Schedule 13D, the Issuer has 198,742,643 shares of common stock issued and outstanding.

Item 2.  Identity and Background.

(a)	The name of the reporting person is Lim Chun Hoo (the “Reporting Person”).

(b)	The principal business address of Lim Chun Hoo is No. 59, Jalan Manja 5, Villa Manja Sunway SPK Damansara, Federal Territory Kuala Lumpur N8 52200. The Reporting Person serves as a director of the Issuer.

(c)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	The Reporting Person is a citizen of Malaysia.

Item 3.  Source or Amount of Funds or Other Consideration.

The securities reported herein as beneficially owned by the Reporting Person were acquired on November 15, 2022, pursuant to the share exchange transaction (the “Share Exchange”) contemplated by the share exchange agreement, dated July 21, 2022, by and among the Issuer, HWGG Capital P.L.C., a Labuan company (“HWGG Capital”), and all of the shareholders of HWGG Capital (the “Share Exchange Agreement”). Pursuant to the terms and provisions of the Share Exchange Agreement, effective as of the closing of the Share Exchange (the “Effective Time”), the Reporting Person, who prior to the Effective Time has been a shareholder of the Issuer and also a majority shareholder of HWGG Capital, received 51,822,281 shares of common stock of the Issuer, representing a pro rata portion of an aggregate of 91,666,667 shares of common stock of the Issuer issued to all shareholders of HWGG Capital, based upon the total number of the shares of HWGG Capital held by the Reporting Person immediately prior to the Effective Time.

Item 4.  Purpose of Transaction.

The information set forth in Items 3 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Person beneficially owns the securities reported herein for investment purposes. The Reporting Person intends to review on a continuing basis his investment in the Issuer and may from time to time increase or decrease his investment in the Issuer depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors.

CUSIP No. 92849Y305	13D	Page 4 of 5 Pages

In his capacity as a director of the Issuer, the Reporting Person intends to continue taking an active role in the Issuer’s management. Also, subject to applicable approvals from the board of directors of the Issuer, the Reporting Person may receive additional securities of the Issuer. In addition, in his capacity as a director of the Issuer, the Reporting Person intends to be involved in approvals or recommendations with respect to the issuance of additional securities of the Issuer.

Other than as described above, the Reporting Person currently has no plans or proposals that relate to, or may result in, any of the matters listed in this Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)	As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 51,922,257 shares of common stock of the Issuer. The percentage of beneficial ownership of the Reporting Person in this Schedule 13D is based on an aggregate of 198,742,643 shares of common stock of the Issuer outstanding as of December 1, 2022.

(b)	As of the date hereof, the aggregate number and percentage of shares of common stock of the Issuer beneficially owned by the Reporting Person and, for the Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page of this Schedule 13D and are incorporated herein by reference.

(c)	Except as described in this Schedule 13D, there have been no other transactions in the shares of common stock of the Issuer effected by the Reporting Person during the past 60 days.

(d)	To the best knowledge of the Reporting Person, no one other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock of the Issuer reported herein.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 92849Y305	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2022

/s/ Lim Chun Hoo
Lim Chun Hoo